JPMORGAN TRUST I

JPMORGAN TRUST II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 18, 2012

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust I”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 211 and

JPMorgan Trust II (“Trust II”); File Nos. 002-95973; 811-04236 – Post-Effective Amendment No. 153

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on June 11, 2012 with respect to the annual update to the registration statement filed on behalf of the JPMorgan Tax Free Money Market Fund, JPMorgan 100% U.S. Treasury Securities Money Market Fund, JPMorgan California Municipal Money Market Fund, JPMorgan Federal Money Market Fund, JPMorgan New York Municipal Money Market Fund and JPMorgan Prime Money Market Fund, each of a series of Trust I, and the JPMorgan Liquid Assets Money Market Fund, JPMorgan Municipal Money Market Fund, JPMorgan Michigan Municipal Money Market Fund, JPMorgan Ohio Municipal Money Market Fund, JPMorgan U.S. Government Money Market Fund and JPMorgan U.S. Treasury Plus Money Market Fund, each a series of Trust II (collectively, the “Funds”). Our responses to your comments are set forth below. We plan to file updated Registration Statements for Trust I and Trust II pursuant to Rule 485(b) of the 1933 Act (the “Rule”), which will be automatically effective on or about July 1, 2012 pursuant to the Rule.

Main Investment Strategies

1.	Comment: Certain of the Funds list funding agreements issued by banks and highly rated U.S. insurance companies, such as Guaranteed Investment Contracts and Bank Investment Contracts as investments. If appropriate, please add risk disclosure relating to unique principal risks presented by such investments not covered by the Funds’ existing risk disclosure.

Response: We believe that the risks presented by Guaranteed Investment Contracts and Bank Investment Contracts are properly reflected in the Funds’ existing risk factors.

2.	Comment: The risk factor “Structured Product Risk” for certain of the Funds refers to “counterparty risk” and “call risk.” Please consider adding disclosure clarifying what each of these risks refer to.

Response: The disclosure will be modified as requested.

3.	Comment: Please confirm whether the Funds’ 2011 expenses, as set forth in their respective expense tables, exceeded the returns shown in the section “The Fund’s Past Performance.” If so, what action did the Funds take?

Response: While for certain Funds, the returns of the Fund may not have exceeded the amount of the Fund’s Total Annual Operating Expenses during the period, under such circumstances, the Fund’s service providers voluntarily waived or reimbursed certain of their fees.

4.	Comment: In discussing the Funds’ fundamental policies, the Investment Policies section in the SAI states that:

“The percentage limitations contained in the policies below apply at the time of purchase of the securities. If a percentage or rating restriction on investment or use of assets set forth in a fundamental investment policy or a non-fundamental investment policy or in a Prospectus is adhered to at the time of investment, later changes in percentage resulting from any cause other than actions by the Fund will not be considered a violation.”

Please modify this disclosure to make clear that the above does not apply with respect to the Funds’ fundamental policy on borrowing.

Response: The disclosure in the Investment Policies section in the SAI will be modified as requested.

5.	Comment: Please provide additional narrative disclosure in the statement of additional information regarding applicable limitations to borrowing by the Funds.

Response: The disclosure will be modified as requested.

In connection with your review of the Funds’ Post-Effective Amendments No. 211 and 153 to the Registration Statements of Trust I and Trust II, respectively, filed by Trust I and Trust II on April 26, 2012, the undersigned hereby acknowledges on behalf of each Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trusts.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory S. Samuels
Gregory S. Samuels
Assistant Secretary

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